Triton Acquisitions Company

September 27, 2016

Mr. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:	Triton Acquisitions Company
Registration Statement on Form S-1
Filed August 18, 2016
File No. 333-213197

Dear Mr. Schwall:

Triton Acquisitions Company submits this letter to you in response to your letter of September 14, 2016, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance of Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we do not have any written communication as defined under Rule 405 to present to potential investors in reliance on Section 5(d) of the Securities Act.

COMMENT:

 Prospectus Cover Page

2.	Please revise your filing to clarify whether the offering proceeds will be deposited in a trust account or escrow account. In this regard, your Exhibit 10.1. while described in the exhibit index as a Trust Agreement, appears to be an escrow agreement between the company and Branch Banking and Trust Company.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we corrected the entire document to clarify that the offering proceeds will be deposited in an escrow account.

COMMENT:

Prospectus Summary, page 7

3.	We note the disclosure that Mr. Beazer “is bound by rule 419 as it relates to the sale of his shares.” Please confirm whether Mr. Beazer is selling shares in the offering and, if so, please revise your filing to reflect that Mr. Beazer is a selling shareholder.

RESPONSE:

We acknowledge the Staff’s comment and the Company has revised the filing to clarify that Advance Business Strategies, LLC is bound by rule 419 as it relates to the sale of the shares.  There are no selling shareholders in this offering.

COMMENT:

Risk Factors, page 12

4.	Please expand your risk factor titled “No Operating History or Revenue and Minimal Assets Results in No Assurance of Success” to discuss that your auditor has issued an opinion that raises substantial doubt about your ability to continue as a going concern.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included in the risk factor titled “No Operating History or Revenue and Minimal Assets Results in No Assurance of Success” a discussion that our auditor has issued an opinion that raises substantial doubt about our ability to continue as a going concern.

COMMENT:

Plan of Distribution, page 21

5.	You disclose the fee of the trustee is $2,500 in the first paragraph of page 23. However, we note that Attachment I to the Subscription Escrow Agreement filed as Exhibit 10.1 references an administration fee of $1,000 per annual billing period. Please reconcile these contrasting disclosures and/or explain how you computed the fee disclosed in your prospectus. We note you also disclose the trust fees as $2,500 under the “Other Expenses of Issuance and Distribution” disclosure on page II-1.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have corrected the amended registration statement on page 23 and under “Other Expenses of Issuance and Distribution” disclosure on page II-1to disclose that the escrow fee is $1,000.

COMMENT:

Security Ownership of Certain Beneficial Owners and Management, page 33

6.	Please revise to identify the security ownership of management. In this regard, we note your risk factor entitled “[t]he shares eligible for future sale…” on page 17 in which you disclose that all 8,000,00 of your outstanding securities are held by Mr. Beazer. Consistent with Item 403 of Regulation S-K and Exchange Act Rule 13d-3, please also identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held by Advanced Business Strategies, LLC, which based on your prior disclosure appears to be Mr. Beazer.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have corrected the disclosure on page 17 that all 8,000,000 of our outstanding securities are held by Advanced Business Strategies, LLC and not Mr. Beazer.  Under the disclosure “Security Ownership of Certain Beneficial Owners and Management” we have identified Kim N. Southworth as the Manager of Advanced Business Strategies, LLC.

COMMENT:

Financial Statements

7.	We note your disclosure on page 7 stating that your fiscal year ends on April 30 and your disclosure on page 28 indicating your intention to file Form 8A concurrently to register under §13 of the Exchange Act. Given that your financial statements from inception through June 30, 2016 do not correspond to either an annual or interim fiscal period, please clarify your plans to transition your financial reporting to periods that will coincide with your chosen fiscal year, relative to the effectiveness of the registration statement, considering the guidance in Rule 8-08 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we plan to file a Form 10-Q following the “effectiveness” of this registration statement.  The Company confirms that this filing will transition our financial reporting to periods that will coincide with our chosen fiscal year in compliance with Rule 8-08 of Regulation S-X.

COMMENT:

Prospectus Back Cover Page

8.	Please add the dealer prospectus delivery obligation language required by Item 502(b) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included in the amended filing the dealer prospectus delivery obligation language required by Item 502(b) of Regulation S-K.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Elaine Dowling, Esq. at EAD Law Group, LLC at (702) 306-6317 telephone or email eadlawgroup@gmail.com with any questions or comments.

Sincerely,

/s/ Larry Beazer

Larry Beazer
President
Triton Acquisitions Company